UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020.

Commission File Number 000-55982

C21 INVESTMENTS INC.
(Translation of registrant's name into English)

Suite 820, 1075 West Georgia Street Vancouver, British Columbia V6E 3N9 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	[ ]	Form 40-F	[X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.

Date: February 24, 2020	/s/ Michael Kidd
Michael Kidd
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

99.1	Form 45-106F1 Report of Exempt Distribution dated February 22, 2020
99.2	Material Change Report dated February 22, 2020
99.3	CSE Form 9 dated February 24, 2020
99.4	CSE Form 6 dated February 24, 2020
99.5	Letter from C21 Investments Inc. to CSE dated February 24, 2020